Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP APPOINTS TWO NEW INDEPENDENT BOARD MEMBERS

Katherine Kountze and Ernesto M. Hernández

bring specialized skillsets to the table

The Board of Directors of BRP is pleased to welcome Mr. Ernesto M. Hernández and Ms. Kathy Kountze.

Valcourt, Quebec, December 1, 2020 – The Board of Directors of BRP Inc. (TSX: DOO; NASDAQ: DOOO) is pleased to announce the appointment of Katherine (Kathy) Kountze and Ernesto M. Hernández to its Board of Directors, effective immediately.

“I’m pleased to welcome Kathy and Ernesto to BRP’s Board of Directors. Their extensive expertise and experiences in complementary industries will be great assets to the BRP board as we continue to execute on our strategy to grow in existing and new businesses and markets,” said José Boisjoli, Chairman of the Board and CEO.

Ms. Kountze is currently the Chief Information Officer (CIO) at Eversource Energy, a $8 billion publicly traded company in the US, and has led significant upgrades, implementations, integrations and shifts in technology strategy. Prior to her current position, Ms. Kountze was the Vice President and CIO for The United Illuminating Company. Her experience in overseeing the development and implementation of major, innovative IT strategies and solutions in organizations will support BRP’s ongoing technological advances.

Mr. Hernández is the former President and Managing Director of General Motors, Mexico. He has a well-rounded profile with a deep understanding of product engineering, manufacturing, planning, program management, sales, marketing and aftersales in Mexico, Central America, Caribbean and the US. Mr. Hernández’ 40+ years of solid track record in the automotive industry and his knowledge of the US and Latin American markets will be highly beneficial to BRP.

The Board considers that both Kathy Kountze and Ernesto M. Hernández are “independent directors” within the meaning of applicable securities regulations.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats, built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 12,600 driven, resourceful people.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries:

Elaine Arsenault

Senior Advisor, Media Relations

Tel.: 514.238.3615

media@brp.com